February 16, 2010

VIA EDGAR

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Network Communications, Inc.
Form 10-K for the fiscal year ended March 29, 2009 filed on June 19, 2009
Form 8-K dated January 15, 2010 filed on January 15, 2010
File Number: 333-134701

Dear Ms. Cvrkel,

This letter is in response to the letter, dated January 28, 2010 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Gerard Parker, Senior Vice President, Chief Financial Officer and Director of Network Communications, Inc. (“NCI”, the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for the fiscal year ended March 29, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies and Estimates, page 32
Goodwill, page 33

1.
We note your response to our prior comment number two and proposed disclosure; however, we believe your goodwill critical accounting policy should also address whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, the following disclosures should be included for each reporting unit that is at risk of failing step one:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•	Discussion of the degree of uncertainty associated with the key assumptions; and
•
Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please confirm your understanding of this matter and that you will revise your goodwill critical accounting policy in future filings and more specifically, in your upcoming Form 10-K.

We will revise our goodwill critical accounting policy to include the above disclosures in our future filings and in particular in our upcoming 10-K filing.

Form 8-K dated January 14, 2010

2.
We note your presentation of EBITDA which you define as earnings before interest, income taxes, depreciation, amortization, impairment and gain/loss on disposal of assets. Please note that the non-GAAP financial measure EBITDA is defined as earnings before interest, taxes, depreciation and amortization and a measure calculated differently should be distinguished from and not characterized as EBITDA. In this regard, please revise your use of the non-GAAP financial measure EBITDA to comply with the guidance prescribed in FR-65 and C&DIs on Non-GAAP Financial Measures issued and updated on January 15, 2010. Please confirm your understanding of this matter and that you will revise your use of EBITDA in future filings as part of your next response to us.

We understand the above matter and will revise our use of EBITDA in future filings to be “Adjusted EBITDA” instead of “EBITDA” to conform with the guidance prescribed in FR-65 and C&DIs on Non-GAAP Financial Measures issued and updated on January 15, 2010.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:
➢	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
➢	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

 Please direct any questions, comments and advice of the Commission staff to the undersigned at 770-962-7220 ext 24234, Fax: 770-822-4338.

Respectfully,

Network Communications, Inc.

/s/ Gerard P. Parker
Senior Vice President and Chief Financial Officer